Exhibit 1

CF Industries Holdings, Inc.
4 Parkway North, Suite 400
Deerfield, Illinois 60015-2590

847-405-2400
www.cfindustries.com

January 15, 2009

Board of Directors

Terra Industries Inc.

Terra Centre

600 Fourth Street

P.O. Box 6000

Sioux City, Iowa 51102-6000

Attention:	Henry R. Slack, Chairman of the Board
Michael L. Bennett, President and Chief Executive Officer

Dear Members of the Board:

I am writing on behalf of the Board of Directors of CF Industries Holdings, Inc. to make a proposal for a business combination between CF and Terra Industries Inc.  Under our proposal, CF would acquire all of the outstanding shares of Terra common stock at a fixed exchange ratio of 0.4235 CF shares for each Terra common share.  Our proposal represents a premium of 34% based on the 30-day volume weighted average prices for the shares of our two companies, and a 29% premium based on the 10-day volume weighted average. Our proposal also represents a 23% premium over the closing price of your shares today.

Since you first approached us several years ago regarding a combination of our companies, we believe that we have developed mutual respect for the two organizations and have both recognized that a combination makes strategic sense.  Combining the talents and creative energy of our respective workforces will substantially enhance our ability to maximize value for shareholders going forward. CF respects the strong culture of Terra, an attribute we believe is highly complementary to our business, and we believe there are attractive opportunities at the combined company for Terra’s employees.

We anticipate annual run-rate operating synergies from the combination will be in excess of $100 million and your shareholders will share in the value of those synergies through their continued ownership of the combined company.  In addition, the resulting company would emerge a global leader in nitrogen fertilizer production.  Together we would create a company with greater scale and an improved strategic platform better able to compete in a global commodity industry.  The combination creates a larger and better capitalized company than either company currently.  A combination would provide shareholders greater market liquidity, a stronger and more flexible balance sheet and improved access to capital.  An enhanced financial profile could support additional opportunities to pursue value-creating projects and attractive new investment opportunities.  Furthermore, the combination provides Terra shareholders with important diversification from a single crop nutrient, nitrogen, into a strong new position in phosphate and participation in and global market insights through our 50% interest in KEYTRADE AG.

We have dedicated considerable time and resources to an analysis of a potential transaction and are confident that the combination will receive all necessary regulatory approvals.  We are confident that you agree with this assessment given that you initially approached us regarding a combination.

Our proposal is subject to the negotiation of a definitive merger agreement and receipt of the necessary board and shareholder approvals.  Because our proposal is based solely on publicly available information, it is subject to our having the opportunity to conduct limited confirmatory due diligence.  In addition, because the merger consideration is payable in CF stock, we would provide you with an opportunity to conduct appropriate due diligence with respect to CF.  We are prepared to send you a draft merger agreement and to begin discussions and due diligence immediately.

We understand that Terra’s debt may need to be refinanced as a result of the combination.  Our proposal is not subject to any financing contingency.

In light of the significance of this proposal to your shareholders and ours, as well as the potential for selective disclosures, our intention is to release the text of this letter to the public.

My leadership team and I would be happy to make ourselves available to meet with your management team and Board at your earliest convenience.

We believe this proposal represents a unique opportunity to create significant value for Terra’s shareholders and employees, and that the combined company will be better positioned to provide an enhanced value proposition to customers. We hope that you share our enthusiasm, and we look forward to a favorable reply.  We respectfully request that you respond no later than January 30, 2009.

Sincerely yours,

/s/ Stephen R. Wilson

Stephen R. Wilson

Chairman, President and Chief Executive Officer

CF Industries Holdings, Inc.